News Release

Trading Symbols: TSX: SEA	FOR IMMEDIATE RELEASE
NYSE: SA	August 29, 2019

Seabridge Gold Completes Acquisition of Goldstorm Project in Northern Nevada
Purchase enhances strategic Snowstorm asset where drilling is now in progress

Toronto, Canada... Seabridge Gold (TSX: SEA, NYSE:SA) announced today that it has closed its purchase of the Goldstorm Project in northern Nevada from Mountain View Gold Corp. for 25,000 Seabridge common shares. Terms of the transaction were as previously reported on June 5, 2019.

The Goldstorm property consists of 134 mining claims and 1,160 leased acres (totaling approximately 3,900 acres or 15.9km2) located about 3km to the east of Seabridge’s Snowstorm Property where Seabridge has commenced its first drill program. The Snowstorm drill program is targeting a Turquoise Ridge/Twin Creeks type of high-grade gold system along a continuation of the Getchell Trend. Seabridge has confirmed that the Trend extends into favorable stratigraphy on the Snowstorm property under thin volcanic rock cover. Approximately 7 to 10 coincident structural and stratigraphic targets will be tested in the initial program which is expected to provide enough information to refine targeting for subsequent exploration including further geophysical surveys and drilling.

Snowstorm’s 80.3km2 of land holdings are strategically located at the projected intersection of three of the most important gold trends in Northern Nevada: the Carlin Trend, the Getchell Trend and the Northern Nevada Rift Zone (see map below). Goldstorm is in the Northern Nevada Rift (NNR), a geologic feature hosting many high grade gold-silver mines. This mineral trend is a discrete 5 to 30km wide linear magnetic high which trends 340o for more than 500km. The NNR is characterized by mafic and felsic volcanic centers associated with crustal extensions between 15.0 and 16.5 million years old.

Deposits in the NNR are low-sulfidation high grade epithermal deposits with elevated silver:gold ratios, generally containing around 1.0 to 5.0 million ounces of gold. Examples of such deposits in Nevada include Midas, Hollister and Fire Creek. Vein-filled faults are a common style of ore host, typically containing bonanza grade gold and silver. Gold and silver deposition in these veins can reach 500 meters of vertical extent.

Goldstorm has had limited exploration to date. Previous operators identified a series of northwest trending veins that showed strong pathfinder geochemistry and highly anomalous gold results. A surface trench on one of these veins yielded 3.0 meters of 9.0 g/T gold and 44.0 g/T silver. Mountain View’s limited drill testing of this vein returned promising grades including an intersection of 2.0 meters assaying 5.50 g/T gold of which 1.0 meter graded 9.29 g/T gold and 73g/T silver.

Technical disclosure concerning the Goldstorm and Snowstorm projects is under the supervision of William Threlkeld, a Senior Vice President of the Company and a qualified person as defined in NI43-101.  Mr. Threlkeld has reviewed and approved the technical discussion in this news release.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) the current drilling at Snowstorm being expected to provide enough information to refine targeting for subsequent exploration including further geophysical surveys and drilling; and (ii)the projected intersection of three of the most important gold trends in Northern Nevada: the Carlin Trend, the Getchell Trend and the Northern Nevada Rift Zone being on the Snowstorm Project. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, discontinuity or otherwise unexpected geology at the Project, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD
"Rudi P. Fronk"
Chairman & C.E.O.

For further information, please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release